Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation	Ownership
A.M. Castle & Co. (Canada) Inc.	British Columbia	100%

A.M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	100%

A.M. Castle Metal Materials (Shanghai) Co., Ltd.	Peoples Republic of China	100%

A.M. Castle Metals UK Limited	United Kingdom	100%

Castle Metals de Mexicali, S.A. de C.V.	Mexico	100%

Castle Metals de Mexico, S.A. de C.V.	Mexico	100%

Castle Metals France*	France	100%

Castle Metals UK Limited*	United Kingdom	100%

E.Harding & Sons Limited*	United Kingdom	100%

HY-Alloy Steels Company	Delaware	100%

Keystone Service Inc.	Indiana	100%

Keystone Tube Company, LLC	Delaware	100%

K.K.S. (Stainless Steel) Co. Limited*	United Kingdom	100%

LOKS Plasma Services Limited*	United Kingdom	100%

Tiernay Metals Limited*	United Kingdom	100%

Total Plastics, Inc.	Michigan	100%

Transtar Metals Limited*#	United Kingdom	100%

*	Entity is a 100% owned subsidiary of A.M. Castle Metals UK Limited
#	Entity in liquidation

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